Exhibit 100.0

NICE Actimize Wins “Best Market Surveillance” Category in
WATERS 2020 Sell-Side Technology Awards

NICE Actimize’s SURVEIL-X AI-powered holistic surveillance suite fights misconduct, reduces risk and lowers costs for sell-side financial services organizations

Hoboken, NJ,  July 30, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been named the “Best Sell-Side Market Surveillance Solution Provider” in Sell-Side Magazine’s 2020 Technology Awards competition, determined by a judged voting process led by the publication’s editorial team. NICE Actimize was specifically honored for SURVEIL-X Holistic Surveillance, the industry’s first AI-powered true holistic surveillance solutions suite.

“In a highly competitive category, NICE Actimize was recognized by our editorial board as the top provider of markets surveillance solutions for the past year,” said Victor Andersen, Global Content Director, WatersTechnology. “The innovation presented by NICE Actimize and its SURVEIL-X holistic surveillance suite addresses a broad range of functionality that is critical to the sell-side and which contributes to reduced risk and meeting the critical needs of regulators. Congratulations to NICE Actimize on this prestigious recognition.”

NICE Actimize’s SURVEIL-X Holistic Surveillance suite, which analyzes and correlates all trade related data, includes 150+ out of the box models, covers 25 asset classes, and monitors 12 communication types. Taking trade surveillance to a new level, SURVEIL-X provides complete surveillance coverage for all major regulatory needs including MAD/MAR requirements.

“We thank Sell-Side Technology for its continued recognition of markets surveillance innovation,” said Chris Wooten, Executive Vice President, NICE. “We continue to make significant investments across our entire compliance and surveillance portfolio, with a focus on further developing artificial intelligence-based solutions that enhance the quality and consistency of surveillance programs. As we work to fight misconduct, meet ever-changing regulatory requirements, and reduce risk to financial services organizations, our customers can expect continued advancements in the months ahead.”

NICE Actimize provides surveillance solutions for Markets, Communication, Suitability and Conduct Surveillance, offering complete coverage to enable FSOs to more efficiently comply with current regulatory requirements as well as future directives. NICE Actimize’s compliance solutions portfolio assists customers in the capture of trade-related conversations and trade data, analyzing them for potential risk, and automatically correlating all the activities around an event for trade reconstruction.

For more information on NICE Actimize’s SURVEIL-X Holistic Surveillance Suite for the Sell-Side, click here.

About the Sell-Side Technology Awards
Hosted by Waters magazine, WatersTechnology and Sell-Side Technology, the Sell-Side Technology Awards recognize the leading technologies and third-party vendors in their area of expertise, through an auditable and transparent methodology developed and managed by WatersTechnology’s senior journalists, headed by Victor Anderson, Global Content Director, WatersTechnology at InfoPro Digital.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.